Exhibit 99.1

Catalyst Paper Q3 results reflect improved operations

RICHMOND,BC, Nov. 5, 2013 /CNW/ - Catalyst Paper (TSX:CYT) posted improved results in the third quarter of 2013 with higher sales revenues and production volumes, less maintenance-related downtime, and the positive impact of a weaker Canadian dollar balancing the impact of underlying structural changes in the industry.

Net earnings for the third quarter were $5.2 million ($0.36/share) with a net loss before specific items of $3.5 million. This compares to a net loss of $28.0 million and $18.1 million in Q2 2013.

Adjusted EBITDA and adjusted EBITDA before restructuring costs were $16.4 million in Q3 compared to adjusted EBITDA of negative $0.6 million and adjusted EBITDA before restructuring costs of negative $0.5 million in the second quarter of 2013.

Sales in the quarter were $268.8 million, up 2% compared to $263.4 million in the second quarter and up 1.2% compared with Q3 2012.

Free cash flow of $0.8 million was positive this quarter. Compared with Q3 2012, this quarter's cash flow from operations improved by $8.1 million and total liquidity was up by $31.2 million to $128.0 million.

In addition, several factors drove balance sheet improvements in Q3, including the partial settlement of the defined benefit pension plan for salaried employees, the foreign exchange gain on translation of U.S. dollar-denominated debt, and the sale of surplus land and a wastewater treatment facility in Port Alberni.

"Machine productivity improved in the third quarter, led by pulp operations," said Joe Nemeth, Catalyst president and chief executive officer who took office October 1st. "Operational excellence is our focus with safety, productivity and costs being the top priorities, now and looking to the year ahead."

Market Conditions

Paper demand and operating rates improved in the seasonally stronger third quarter of the year.  While North American demand for coated mechanical decreased by 4.5% from the third quarter of 2012 demand for uncoated mechanical increased by 12.1%.  Average benchmark prices for lightweight coated and for soft-calendar A grade also increased, by 0.9% and 4.4% respectively, compared to the previous quarter.

North American directory demand fell 10.9% in Q3 compared to the previous year. Although newsprint demand in North America was down 11.2% from a year earlier, strong exports, particularly to Asia, and a 0.5% benchmark price increase partly compensated for weak domestic demand.

Price increases of US$15 per tonne for newsprint and US$50 per short ton for uncoated soft-calendared (SC) paper announced in the quarter have been implemented. Directory pricing remained flat due to less production of white pages and smaller books, as well as lower circulation and the continued migration from print to electronic.

On the pulp side, global NBSK markets have recovered from a year earlier with demand up 1.4% which supported a US$20 per tonne price increase announced for China in September.

The company's sales and marketing focus continues to be on growing its higher value niche specialty paper products. This includes Ascent, the coated three product introduced in Q2 which further expands Catalyst's broad suite of machine finished, super calendared and coated specialty papers.

Selected Highlights

	2013				2012
(In millions of Canadian dollars, except where otherwise stated)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales [2]	$779.3	$268.8	$263.4	$247.1	$1,058.2	$260.5	$265.7	$264.8	$267.2
Operating earnings (loss) [2]	(8.3)	4.9	(12.0)	(1.2)	19.1	(5.7)	5.9	9.3	9.6
Depreciation and amortization [2]	35.3	11.5	11.4	12.4	36.3	12.9	7.9	7.7	7.8
Adjusted EBITDA [1,2]	27.0	16.4	(0.6)	11.2	55.4	7.2	13.8	17.0	17.4
- before restructuring costs [1,2]	27.1	16.4	(0.5)	11.2	60.7	7.2	14.0	16.9	22.6
Net earnings (loss) attributable to the company	(32.6)	5.2	(28.0)	(9.8)	583.2	(35.2)	655.7	(11.7)	(25.6)
- before specific items [1]	(33.2)	(3.5)	(18.1)	(11.6)	(37.8)	(15.7)	(7.5)	(5.0)	(9.6)
Adjusted EBITDA margin [1,2]	3.5%	6.1%	(0.2%)	4.5%	5.2%	2.8%	5.2%	6.4%	6.5%
- before restructuring costs [1,2]	3.5%	6.1%	(0.2%)	4.5%	5.7%	2.8%	5.3%	6.4%	8.5%
Net earnings (loss) per share attributable to the company's common shareholders (in dollars)
- basic and diluted from continuing operations [3]	$(2.46)	$0.36	$(1.93)	$(0.89)	$41.65	$(1.55)	$1.73	$(0.03)	$(0.07)
- basic and diluted from discontinued operations [3]	0.21	-	-	0.21	(1.15)	(0.89)	(0.01)	-	-
- before specific items [1,3]	(2.29)	(0.24)	(1.25)	(0.80)	(2.62)	(1.09)	(0.02)	(0.01)	(0.03)
(In thousands of tonnes)
Sales [2]	1,026.8	350.6	346.6	329.6	1,401.4	347.6	356.6	346.4	350.8
Production [2]	1,032.4	357.6	338.5	336.3	1,388.6	333.3	353.4	352.4	349.5

1	Refer to section 6, Non-GAAP measures of the Q3 2013 Management's Discussion & Analysis.
2	Numbers exclude the Snowflake mill's results from operations which have been reclassified as discontinued operations; earnings from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) in our interim consolidated financial statements for the nine months ended September 30, 2013.
3	Earnings per share data for periods ended on and subsequent to September 30, 2012 were based on 14.5 million weighted average common shares issued pursuant to our reorganization under CCAA. Earnings per share data for periods prior to September 30, 2012 were based on 381.9 million weighted average common shares outstanding prior to emergence from the CCAA proceedings. These shares were cancelled on September 13, 2012.

Outlook

The global economy is expected to continue the recovery seen in the third quarter fueled by European markets and a positive long-term outlook in North America. However, growth in the United States is expected to be weaker due to the government shutdowns during the quarter.

Seasonally-driven retail marketing campaigns in the fourth quarter are expected to mitigate the continued migration away from print advertising to electronic media. However, weaker U.S. market demand for coated specialty papers could result in pricing pressure through the end of the year.  Newsprint demand is expected to decline further but pricing in North America is anticipated to remain firm for the balance of 2013.

The NBSK pulp market is expected to strengthen through the balance of the year with strong operating rates and lower inventories supporting additional price increases. US$50 per tonne has been announced for October and November and is expected to be fully implemented by year-end.

Maintenance spending will increase in the fourth quarter with the scheduled maintenance shutdown of the recovery boiler at the company's Crofton mill.

The potential rise in energy rates in British Columbia in 2014 remains a concern and Catalyst is engaged actively with stakeholders in identifying impacts and economic solutions.

Looking to the coming year, manufacturing will continue to focus on operational excellence through improved safety, productivity and reduced costs, while sales and marketing continues to drive our move to higher value, lightweight niche products.

Further Quarterly Results Materials

This release, along with the Management's Discussion & Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to improve productivity and operating costs, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2012 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

Media:
Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 19:03e 05-NOV-13